

Crowe LLP
Independent Member Crowe Global

Those Charged with Governance
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. ("Company") as of and for the year ended December 31, 2019, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain matters in internal control that we are required to communicate to you. Matters communicated in this letter are classified as follows.

- Deficiency – A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.
- Significant Deficiency – A deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.
- Material Weakness – A deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Implementation of ASU No. 2016-02 "Leases")		**Material Weakness**
Control Deficiency:	The Company did not implement an internal control over the adoption of ASU No. 2016-02 "Leases". The Company had a process to monitor and implement new accounting standards but did not effectively implement internal controls to independently test the implementation. The lack of controls resulted in errors in the implementation of ASU No. 2016-02, which were identified during our audit and corrected by the Company.	
Recommendation:	The Company should add internal controls over the implementation of new accounting standards in periods when new accounting standards are implemented.	

Lack of Segregation of Duties	**Significant Deficiency**
Control Deficiency:	During the course of obtaining an understanding of period end financial reporting and close procedures, we noted that one individual has the following incompatible duties: • Authority to approve Company payments, ability and authority to make salary changes with the third party payroll processor, and ability and authority to post journal entries. • The ability and authority to execute trades, ability and authority to record journal entries, and access to customer information. The Company has implemented detective controls such as secondary reviews of customer trading activity and the financial statements, however, proper segregation of duties is a key element in a system of internal control.
Recommendation:	Proper segregation of duties is a key element in a system of internal control and Crowe recommends that the responsibilities for certain incompatible functions be completed by separate individuals that do not have conflicting duties.

This report is intended solely for the information and use of the Audit Committee, Board of Directors, management and others within the organization and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

Miami, Florida
March 2, 2020

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